 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Loux, P. Ogden (Last) (First) (Middle) 100 Grainger Parkway (Street) Lake Forest, IL 60045-5201 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol W.W. Grainger, Inc. GWW 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/30/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Senior Vice President, Finance and Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								64,066	D
Common Stock								400	I	(01)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Option	$31.0625							4/26/1998	4/25/2005	Common Stock	9,380		9,380	D
Option	$33.75							4/24/1999	4/23/2006	Common Stock	12,340		12,340	D
Option	$37.25							4/30/2000	4/29/2007	Common Stock	15,900		15,900	D
Option	$51.6875							4/29/2001	4/28/2008	Common Stock	13,500		13,500	D
Option	$48.625							4/28/2002	4/27/2009	Common Stock	24,300		24,300	D
Option	$42.8125							3/01/2003	2/28/2010	Common Stock	6,870		6,870	D
Option	$43.50							4/26/2003	4/25/2010	Common Stock	27,980		27,980	D
Option	$43.50							(02)	4/25/2010	Common Stock	4,200		4,200	D
Option	$37.50							4/25/2004	4/24/2011	Common Stock	40,000		40,000	D
Option	$37.50							4/25/2007	4/24/2011	Common Stock	2,800		2,800	D
Option	$54.61							4/24/2005	4/23/2012	Common Stock	45,000		45,000	D
Option	$45.50	04/30/2003		A		45,000		4/30/2006	4/29/2013	Common Stock	45,000		45,000	D

Explanation of Responses:

(01) Shares held by Mr. Loux's wife. Mr. Loux disclaims beneficial ownership of such shares. (02) Exercisable in four equal annual installments beginning 4/26/2001.
By:	Date:
/s/ K.S. Kirsner	05/01/2003
as attorney-in-fact
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Loux, P. Ogden (Last) (First) (Middle) 100 Grainger Parkway (Street) Lake Forest, IL 60045-5201 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol W.W. Grainger, Inc. GWW	Statement for (Month/Day/Year) 04/30/2003

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of John L. Howard, Kenneth S. Kirsner, and Aimee Nolan, signing singly, the undersigned's true and lawful attorney-in-fact to:

        (1)        execute for and on behalf of the undersigned Forms 3, 4, 5, and 144 relating to equity securities of W.W. Grainger, Inc. (the "Company") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and Rule 144 under the Securities Act of 1933;

        (2)        do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete any such Form 3, 4, 5, or 144 and timely file the same with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

        (3)        take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 or Rule 144 under the Securities Act of 1933.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5, and 144 with respect to the undersigned's holdings of and transactions in equity securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 26th day of August, 2002.

        /s/ P. Ogden Loux